DNB Markets, Inc.

Notes to Financial Statements

December 31, 2019

1. Nature of Operations and Organization

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") headquartered in Oslo, Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a corporation. The Parent is the sole shareholder of the Company.

The Company is based in the United States and conducts business from its main office in New York City, its branch office in Houston, Texas, and its branch office in London, England. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company maintains a sales and trading desk in New York for the purchasing and selling of non-U.S. equity and fixed income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934, U.S. Institutional Investors, Canadian and selected Latin American institutional investors (collectively, "Clients"). The Parent acts as the clearing broker-dealer for these trades. In addition, the Company's sales and trading desk is involved in selling primary equity and debt securities transactions to Clients when the Company or the Parent is involved as an underwriter. The Company's sales and trading desk also solicits Clients to establish and maintain accounts on a fully disclosed basis with Goldman Sachs & Co ("GS&C"), a registered clearing broker, for the purpose of purchasing and selling U.S. equity and debt securities. The Company introduces Clients to GS&C on a fully disclosed basis, and therefore is not required to make a 15c3-3 reserve computation pursuant to paragraph (k)(2)(ii) of the Securities and Exchange Act of 1934. The Company also qualifies for an exemption to the 15c3-3 reserve calculation in accordance with paragraph k(2)(i) of the Securities and Exchange Act of 1934 by maintaining a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement.

The Company also engages in the following business activities through its Investment Banking Division ("IBD"): participating in underwritings of corporate debt and equity securities in the United States as an underwriting syndicate member; At-The-Market equity offerings; the arrangement and syndication of bank loans , including advisory services related thereto; merger and acquisition advisory services; providing fairness opinions; and arranging the private placement of exempt corporate debt and equity securities with Clients.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2019

2. Significant Accounting Policies

The accompanying Financial Statements of the Company as of December 31, 2019 have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and in accordance with Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2019, cash equivalents consisted of $125 million invested in a money market fund that invests in securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements collateralized by such securities.

Client Commission Agreement

The Company engages in broking activities with a Client under a Client Commission Agreement whereby the Company, acting as an executing broker, receives order flow in foreign securities

from the client. The Company retains a portion of the agreed commission for order execution and the remainder of the balance is paid to a plan sponsor in return for brokerage and research services. The amount paid to the plan sponsor is recorded separately in accrued expenses and interest payable on the Statement of Financial Condition and has been segregated in a special bank account for the exclusive benefit of customers.

Cash Segregated in Compliance with Federal Regulations and Other Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers related to the Company's Client Commission Agreement.

Investment Banking and Advisory Fee Income, Net

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity and debt securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when performance obligations related to the underwriting cycle have been satisfied, the nature and amount to be earned for the services has been determined and collectability is reasonably assured.

As an underwriting participant in equity and debt securities transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically ninety days following the closing of the transaction, as the amounts have been determined and collection reasonably assured.

With regards to loan arranging and syndication activity, fees are typically paid to the Company as an arranger. These arrangements are typically evidenced by fee agreements between the Company and the customer or between the Company and DNB Capital LLC, an affiliated entity. Fees are typically recognized upon closing.

Fee income also includes fees earned from providing financial advisory services and are recorded when services for the transactions are completed under the terms of each assignment or engagement and collection is reasonably assured.

Investment banking and advisory fees and other receivables primarily include receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a client by client basis. During the year ended December 31, 2019, the Company did not record any bad debt expense. There was no allowance for doubtful accounts as of December 31, 2019.

Commission Income, Net

Commission income includes income earned on effecting trades in U.S. and non-U.S. equity and fixed-income securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company allows a Client to allocate a portion of its gross commissions to pay for research products and other services provided by a third party under Section 28(e) of the Securities Exchange Act of 1934 pursuant to a Client Commission Agreement. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapture arrangements are recorded on an accrual basis for each eligible trade and netted against Commission income on the Statement of Operations.

Institutional Income

Institutional income represents income earned on corporate access, marketing, research and execution services. Such income is typically not governed by contractual agreements. Revenue is recorded when services have been rendered and the income amount is determinable and collectability is reasonably assured. This is generally when cash is received.

Income Taxes

Income taxes are accounted for under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to

taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment, and computer hardware is calculated on a straight-line basis using estimated useful lives of three years or more. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value, as such financial instruments are short term in nature.

Fail to Deliver

At December 31, 2019, the Company recorded three fail to deliver transactions totaling $275,133 with a corresponding payable to a customer of the same amount (recorded in Accrued expenses and interest payable) related to transactions that did not settle according to their contractual terms. The transactions were booked in accordance with Rule 15a-6, and were subsequently settled without an adverse impact to the Company.

Fail to Receive

At December 31, 2019, the Company recorded four fail to receive transactions totaling $755,994 with a corresponding receivable from customer of the same amount related to transactions that

did not settle according to their contractual terms. The transactions were booked in accordance with Rule 15a-6, and were subsequently settled without an adverse impact to the Company.

Right of Use Assets and Lease Liabilities

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the lessee (the Company), to recognize a right-of-use (ROU) asset and lease liability on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require the recognition of lease assets and lease liabilities for most operating leases.

On January 1, 2019, the effective date of ASC 842, the Company was required to measure and recognize existing leases according to the standard. Additionally, any new leases entered in during the year were required to be measured and recognized. In applying ASC 842, the Company had to analyze contracts, including real estate leases and service contracts to identify embedded leases and to determine the initial recognition of the ROU assets and lease liabilities. This required subjective assessment over the determination of the appropriate discount rates to apply in determining the lease liabilities. The Company has determined that there was no material impact on net income or cash flows when applying ASC 842.

The Company has used the modified retrospective method of adopting the new guidance. The adoption of ASC 842 resulted in the recording of ROU assets and lease liabilities of approximately $1,007,318 at January 1, 2019. During the year ended December 31, 2019, an additional lease was entered into which resulted in the recording of an additional ROU asset and lease liability of approximately $18,985,623. The ROU assets and lease liabilities are reduced on a monthly basis to reflect the change in the net present value of the remaining lease obligations. As of December 31, 2019, the remaining ROU assets and lease liabilities amounted to $19,355,508.

The Company's operating lease agreements are comprised of real estate leases. ROU assets represent the Company's right to use the underlying asset for the remaining lease term and lease liabilities represent the Company's obligation to make lease payments for the remaining lease term. ROU assets and lease liabilities are recognized at the commencement date based on the net present value of the lease payments over the remaining lease term. As the Company's leases do not provide an implicit interest rate, and the implicit interest rate is not readily determinable, the

Company calculated its Incremental Borrowing Rate ("IBR") in accordance with methodology used by its parent, DNB Bank ASA.

The Company is a lessee in two different sub-lease agreements dated prior to January 1, 2019. The net present value of the lease payments for these two sub-lease agreements was determined using a 3.18% IBR for one sub-lease agreement and 3.02% for the other sub-lease agreement. The Company entered into an additional sub-lease agreement during the year ended December 31 2019. The net present value of the lease payments for this new sub- lease was determined using a 2.83% IBR.

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its U.S. clearing broker, GS&C, which serves as collateral against any losses that could be incurred by GS&C for which it is entitled to be indemnified by the Company. At December 31, 2019, the Company had $1 million deposited with GS&C. The deposit does not represent an ownership interest in GS&C.

4. Related Party Transactions

As of December 31, 2019 the Company had an equity subordinated loan agreement with DNB Capital LLC in the amount of $10 million and a revolving subordinated loan agreement with DNB Bank ASA, Grand Cayman Branch in the amount of $285 million. Both agreements had an original maturity date of December 31, 2020, and have been extended during 2019 to a maturity date of December 31, 2025.

The interest rate on the equity subordinated loan agreement is LIBOR plus 500 basis points per annum and the interest rate on the outstanding amounts under the revolving subordinated loan agreement is LIBOR plus 200 basis points per annum. The Company pays a commitment fee of 15 basis points per annum on the average undrawn balance under the revolving subordinated loan agreement.

As of December 31, 2019, the outstanding amounts under these agreements were $10 million with interest accruing at 6.70163% (based on 1 month LIBOR) on the equity subordinated loan and $15 million with interest accruing at 4.40138% (based on 3 month LIBOR) on the revolving subordinated loan. The undrawn amount available under the revolving subordinated loan agreement as of December 31, 2019 was $270 million. The loans' carrying values approximate their fair value. Refer to Note 6 – Fair Value Measurement and Disclosures.

Outstanding borrowings under the loan agreements are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid, and any repayments thereunder require FINRA's consent. Interest expense on the subordinated loans during the year ended December 31, 2019 was $1,824,427 and is included in Interest expense on the Statement of Operations.

The Company has entered into an agreement with DNB Bank ASA, New York Branch, whereby the New York Branch provides the Company with certain services which include but are not limited to, shared occupancy and administrative services including accounting, information security, human resources, payroll, cash management, purchasing and/or leasing of equipment, use of its information technology systems and record storage. During the year ended December 31, 2019, the Company incurred expenses of $1,199,459 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company has entered into an agreement with the Parent, whereby certain services will be provided by the Parent and the Company will compensate the Parent for using such services. These services include but are not limited to, systems development and maintenance costs, use of the Parent's Order Management Systems, equity research, and market support and clearing. During the year ended December 31, 2019, the Company incurred expenses of $2,753,015 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company has entered into an agreement with DNB Bank ASA, London Branch, whereby one of its former registered representatives working in the London Branch was engaged in soliciting Major U.S. Institutional Investors and equity sales trading activities for the Company. The agreement stipulates that income and expenses will be split by an agreed upon percentage according to year-end commission distributions by cross-border account customers. Under the agreement, the Company compensates the London Branch for its percentage of direct and indirect costs associated with the provision of administrative services, office space, personnel expenses, other support and any corresponding liabilities related to the U.S.-oriented activities of the registered representatives working in the London Branch. During the year ended December 31, 2019, the Company did not incur any expenses under this agreement as it did not maintain any registered representatives working in the London Branch during this period. This agreement has been subsequently terminated.

The Company enters into agreements with affiliated entities as appropriate regarding the sharing of fees originating from equity and debt capital market offerings and advisory services, loan arrangement and syndication advisory services, mergers and acquisitions advisory related services, and project finance advisory related services. During the year ended December 31, 2019, the Company earned $5,143,352 in fees under these agreements, which is included in Investment banking and advisory fee income, net on the Statement of Operations.

5. Fixed Assets

At December 31, 2019, fixed assets are comprised of the following:

Computer hardware	$ 252,013
Leasehold improvements	1,518,397
Equipment	74,410
Furniture	256,986
Total cost	2,101,806
Less accumulated depreciation and amortization	1,453,373
Total cost, net of accumulated depreciation and amortization	$ 648,433

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three tier hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

Classified as level 3 are financial instruments which cannot be valued based on directly observable prices. For these instruments, other valuation techniques are used, such as valuation of assets and liabilities in companies, estimated cash flows and other models where key parameters are not based on observable market data.

At December 31, 2019, the Company did not own any financial assets other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

7. Income Taxes

The components of income tax expense for the year ended December 31, 2019 are as follows:

	Current	Deferred	Total
Federal	$ 1,291,720	$ 305,046	$ 1,596,766
State and local	(610,308)	231,488	(378,820)
	$ 681,412	$ 536,534	$ 1,217,946

At December 31, 2019, the Company's deferred tax asset is $738,318, which primarily relates to accrued bonus compensation not yet deductible for tax purposes. At December 31, 2019, the Company did not have a valuation allowance for the deferred tax asset as it is more likely than not that it will be fully realized.

The Company had an effective tax rate of 14.3%, which is different from the federal statutory rate of 21.00% due primarily to state and local taxes.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial

statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). The Company determined no uncertain tax position existed as of December 31, 2019. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next twelve months.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended December 31, 2019, the Company accrued $16,019 additional state and local taxes and interest relating to the voluntary disclosure programs completed in 2018.

As of the end of 2019, the statute of limitations for tax audits applies to the 2016, 2017, and 2018 federal returns. The NYS and NYC statutes remain applicable to the 2015 through 2018 tax years.

8. Commitments and Contingencies

The Company sublets office space under an Amended and Restated Sublease (the "Sublease") with DNB Bank ASA, New York Branch, dated as of September 1, 2015, the lease term of which commenced on September 1, 2015 and will expire on May 14, 2021. Additionally, the Company subleases office space under a sublease agreement with DNB Bank ASA, New York Branch in the premises of its Houston representative office (the "Houston Sublease").

As of December 31, 2019, the minimum annual rental commitments for the Sublease and Houston Sublease, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31:

2020	$ 420,712
Thereafter	204,543
Total minimum future rental payments	$ 625,255

Rent expense for the Sublease and Houston Sublease including utilities, maintenance and repairs, was $643,869 for the year ended December 31, 2019, which is included in Rent and occupancy expense on the Statement of Operations.

The Company entered a new sublease agreement with DNB Bank ASA, New York Branch for new office space at 30 Hudson Yards, New York, NY (the "30 HY Sublease") which the Company plans to move into during 2020. As of December 31, 2019, the minimum annual rental commitments for the 30 HY Sublease, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31:

2020	$ 1,439,625
2021	1,439,625
2022	1,439,625
2023	1,439,625
Thereafter	17,635,401
Total minimum future rental payments	$ 23,393,901

Rent expense under the 30 HY Sublease for the months of November and December 2019 has been recognized. The total rent expense under the 30 HY Sublease for the year ended December 31, 2019, was $239,937which is included in Rent and occupancy expense on the Statement of Operations.

As of December 31, 2019, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:

2020	$ 1,860,337
2021	1,599,648
2022	1,469,304
2023	1,454,464
2024	1,439,625
Thereafter	16,195,776
Total	24,019,154
Discount to Present Value	4,663,646
Lease Liability	$ 19,355,508

Other information related to leases as of December 31, 2019:

Weighted average remaining lease term: 15.87 years

Weighted average discount rate: 2.84%

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GS&C for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2019, no amounts were recorded under such agreement as no loss exists.

Litigation

There are two class actions in which the Company has been named as a defendant; both actions involve offerings by Valeant Pharmaceuticals (now known as Bausch Health Companies Inc.). One action has been filed in Canada and one in the U.S. The Company was an underwriter in the relevant offerings and it is alleged that the offering documents were materially untruthful or incomplete. The Company was named as a defendant, along with the other members of the

underwriting groups for those offerings. In December 2019, the parties to the U.S. action announced a settlement of such action which is subject to court approval.

Although the Company has no reason at this time to believe that these class actions have merit, the Company's liability, in the event of any judgment or settlement, would be proportionate to the amount of securities allocated to the Company in those offerings. In all three class actions the Company, along with the other underwriters, is indemnified by the relevant issuer for its proportionate share of any judgment or settlement and legal fees incurred in defending the litigation.

Guaranteed Compensation

The Company entered a guaranteed compensation arrangement with one employee during 2018, under which payments were made during 2018 and 2019. The payments were subject to the employee satisfying all conditions of the offer letter at each payment date. All payments due to the employee under this agreement have been made and the agreement is no longer valid.

The Company entered a guaranteed compensation agreement with one employee during 2019 where payments were made in 2019 and additional payments will be made in 2020 and 2021 subject to the employee satisfying all terms of the agreement.

Investment Banking Activities

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2019 and were subsequently settled had no material effect on the financial statements as of that date.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004 administered by DNB Bank ASA, New York Branch. Eligible employees electing to enroll in this plan may receive an employer match of 100% on up to 12% of the employees' salary, capped at the annual deferral limit, as defined. The Company made contributions that totaled $476,655 for the year ended December 31, 2019. This amount is included in Employee compensation and benefits expense on the Statement of Operations.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2019

Eligible employees participate in a noncontributory defined benefit pension plan administered by DNB Bank ASA, New York Branch. The cost for the Company for the year ended December 31, 2019 was $485,787 and is included in Employee compensation and benefits expense on the Statement of Operations.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory services. No losses have occurred in such accounts during the year ended December 31, 2019.

11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company to maintain a minimum net capital of $250,000. As of December 31, 2019, the Company had a net capital of $141,967,475 which exceeded the regulatory requirement by $141,717,475. In accordance with the exemptive requirements of Section k(2)(i) SEC Rule 15c3-3, the Company has segregated $52,071 in a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement. At December 31, 2019, the Company did not have any payables to customers related to the Client Commission Agreement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GS&C, or proprietary accounts of brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GS&C, which require, among other things, that GS&C perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

12. Revenue Recognition

The Company recognized revenue in accordance with ASC 606 *Revenue from Contracts with Customers*. The objective of ASC 606 is to disclose useful information in terms of the nature,

timing, amount and uncertainty of revenue from contracts with customers. ASC 606 applies to all contracts with customers that provide goods or services in the ordinary course of business. The Company's primary revenue streams are as follows: Investment Banking and Advisory Fee Income, Commission Income and Institutional Income. The Company uses a five step model for recognition of revenue based on control, in accordance with the standard.

The Company must use judgement and determine whether performance obligations have been satisfied, the nature of the services and the amount to be earned for the service, whether collectability is assured and if any warranties exist.

The majority of the Company's revenues are earned from Investment Banking and Advisory fees, Commission income and Institutional Income. Revenue is recognized as the Company satisfies its obligation to the customer. Refer to Note 2 – Significant Accounting policies for further discussion on the Company's accounting policies for revenue recognition.

During the year ended December 31, 2019, the Company recognized revenue of $26,169,265 from Investment Banking and Advisory fee income. The Company held $3,686,550 in fees receivable at the beginning of the year, and ended the year with a fee receivable balance of $5,487,400.

13. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the financial statements and found no material impact to the Company's financial condition, results of operations or cash flows.